                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                  SCHEDULE 13D
                                (Amendment No. 7)

                    Under the Securities Exchange Act of 1934

                                    MESA Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class and Securities)

                                    590911103
                      (CUSIP Number of Class of Securities)

Dennis R. Washington                        Marvin Davis
c/o Washington Corporations                 Davis Companies
101 International Way                       2121 Avenue of the Stars, Suite 2800
Missoula, Montana 59807                     Los Angeles, California 90067
(406) 523-1300                              (310) 551-1470

Joel L. Reed                                Dorn Parkinson
Batchelder & Partners, Inc.                 c/o Washington Corporations
4330 La Jolla Village Drive, Suite 200      101 International Way
San Diego, California 92122                 Missoula, Montana 59807
(619) 456-6655                                      (406) 523-1300
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

Scott R. Haber                               Kendall R. Bishop
Latham & Watkins                             O'Melveny & Myers
505 Montgomery Street, Suite 1900            1999 Avenue of the Stars, 7th Floor
San Francisco, California 94111              Los Angeles, California 90067
(415) 391-0600                               (310) 553-6700

                                 April 22, 1996

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this Statement: [ ]

                         (continued on following pages)

- ----------------------------------
CUSIP No. 590911103                                           Page 2 of 10 Pages
- ----------------------------------


(1)      NAME OF REPORTING PERSON ______________________________________________

                  DAVIS ACQUISITION, L.P.

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                 (a)   /x/
                                                                 (b)   / /
(3)      SEC USE ONLY __________________________________________________________

(4)      SOURCE OF FUNDS _______________________________________________________

                  AF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM  2(d) OR 2(e)                                            / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA
                         _______________________________________________________
                       : (7) SOLE VOTING POWER
                       :   -0- SHARES OF COMMON STOCK
                       : ____________________________
                       : (8) SHARED VOTING POWER
Number Of Shares       :   1,562,500 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)
Beneficially Owned     : ____________________________
By Each Reporting      : (9) SOLE DISPOSITIVE POWER
Person With            :   -0- SHARES OF COMMON STOCK
                       :_____________________________
                       :(10) SHARED DISPOSITIVE POWER
                       :   1,562,500 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)
                        ________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,500 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)
                        __________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       / /
                        __________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.4%
                        __________________________________________________
(14)     TYPE OF REPORTING PERSON
          PN

- ----------------------------------
CUSIP No. 590911103                                           Page 3 of 10 Pages
- ----------------------------------


(1)      NAME OF REPORTING PERSON

                  DAVIS COMPANIES
                           _______________________________________________
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                 (a)   /x/
                                                                 (b)   / /
(3)      SEC USE ONLY   __________________________________________________

(4)      SOURCE OF FUNDS__________________________________________________
                  AF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                             / /
                        __________________________________________________
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA
                        __________________________________________________
                       : (7) SOLE VOTING POWER
                       :   -0- SHARES OF COMMON STOCK
                       :___________________________
                       : (8) SHARED VOTING POWER
Number Of Shares       :   1,562,500 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)
Beneficially Owned     :___________________________
By Each Reporting      : (9) SOLE DISPOSITIVE POWER
Person With            :   -0- SHARES OF COMMON STOCK
                       :___________________________
                       :(10) SHARED DISPOSITIVE POWER
                       :   1,562,500 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)
                        _______________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,500 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)
                        _______________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       / /
                        _______________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.4%
                        _______________________________________________________
(14)     TYPE OF REPORTING PERSON
          CO

- ----------------------------------
CUSIP No. 590911103                                           Page 4 of 10 Pages
- ----------------------------------


(1)      NAME OF REPORTING PERSON

                  MARVIN DAVIS AND BARBARA DAVIS REVOCABLE TRUST
                         _________________________________________________
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                 (a)   /x/
                                                                 (b)   / /
                         __________________________________________________
(3)      SEC USE ONLY
                         __________________________________________________
(4)      SOURCE OF FUNDS
                  WC
                         __________________________________________________
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                             / /
                         __________________________________________________
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA
                         __________________________________________________
                       : (7) SOLE VOTING POWER
                       :   -0- SHARES OF COMMON STOCK
                       : __________________________
                       : (8) SHARED VOTING POWER
Number Of Shares       :   1,562,500 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)
Beneficially Owned     : __________________________
By Each Reporting      : (9) SOLE DISPOSITIVE POWER
Person With            :   -0- SHARES OF COMMON STOCK
                       : __________________________
                       :(10) SHARED DISPOSITIVE POWER
                       :   1,562,500 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)
                         ______________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,562,500 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)
                         ______________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       / /
                         ______________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.4%
                         ______________________________________________________
(14)     TYPE OF REPORTING PERSON
          OO

- ----------------------------------
CUSIP No. 590911103                                           Page 5 of 10 Pages
- ----------------------------------


(1)      NAME OF REPORTING PERSON

                  MARVIN DAVIS
                      __________________________________________________________
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                 (a)   /x/
                                                                 (b)   / /
                      __________________________________________________________
(3)      SEC USE ONLY
                      __________________________________________________________
(4)      SOURCE OF FUNDS
                  AF
                      __________________________________________________________
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                             / /
                      __________________________________________________________
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES OF AMERICA
                        ________________________________________________________
                       : (7) SOLE VOTING POWER
                       :   -0- SHARES OF COMMON STOCK
                       :___________________________
                       : (8) SHARED VOTING POWER
Number Of Shares       :   1,562,500 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)
Beneficially Owned     :___________________________
By Each Reporting      : (9) SOLE DISPOSITIVE POWER
Person With            :   -0- SHARES OF COMMON STOCK
                       :_____________________________
                       :(10) SHARED DISPOSITIVE POWER
                       :   1,562,500 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)
                        ________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,562,500 SHARES OF COMMON STOCK (SEE ITEM 5 BELOW)
                        ________________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       / /
                        ________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.4%
                        ________________________________________________________
(14)     TYPE OF REPORTING PERSON
          IN

                                                              Page 6 of 10 Pages

         This Amendment No. 7 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed June 29, 1995, as amended (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Shares"), of MESA Inc., a Texas corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

         This Amendment No. 7 to Schedule 13D is being filed by Messrs. Washington, Parkinson and Reed and the Davis Entities. As described in Item 4 below, the Davis Entities have terminated their participation in the group to which this Schedule 13D relates. The other Reporting Persons, Messrs. Washington, Parkinson and Reed, may be deemed to be a group in relation to the Shares beneficially held by them, and as such will continue to report their ownership in the Shares on this Schedule 13D to the extent required under
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. Messrs. Washington, Parkinson and Reed hereby affirm the statements made in the Schedule 13D that pertain to them.

Item 4.           Purpose of Transaction.

         Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

         On April 22, 1996, the Davis Entities notified Mr. Washington in writing that the Davis Entities (a) were terminating their participation in the group described in the Letter Agreement dated June 27, 1995 by and between Davis Acquisition and Mr. Washington and (b) sold Shares to bring the number of Shares sold above 1% of the outstanding shares of Common Stock of the Company.

Item 5.           Interest in Securities of the Issuer.

         Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

         (a)-(b) As of the close of business on April 23, 1996, Davis Acquisition directly owned in the aggregate 1,562,500 Shares, which represent approximately 2.4% of the Outstanding Shares. Davis Acquisition, acting through its general partner, Davis Companies, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly. Davis Companies and Marvin Davis, as the sole executive officer and the sole director or Davis Companies and as the sole trustee of the Davis Trust, which is the sole shareholder of Davis Companies, may be deemed to beneficially own the Shares.

         (c) Within the past 60 days, none of the Reporting Persons or any executive officer, director or controlling person of Davis Companies has engaged in any transaction in any Shares, except as set forth on Schedule I hereto.

         (d)      Not applicable.

         (e) On April 22, 1996, each of the Davis Entities ceased to be the beneficial owner of more than five percent of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1         Joint Filing Agreement (incorporated by reference to the
                  Schedule 13D Amendment No.6 filed October 5, 1995)

Exhibit 2 Letter of Notification dated April 22, 1996 from the Davis Entities to Mr. Washington informing him of the Davis Entities' termination of their participation in the group described in the Letter Agreement dated June 27, 1995 by and between Davis Acquisition and Mr. Washington.

                                                              Page 7 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 1996

                                  /s/ Dennis R. Washington
                                 ------------------------------
                                 Dennis R. Washington

                                  /s/ Joel L. Reed
                                 ------------------------------
                                 Joel L. Reed

                                  /s/ Dorn Parkinson
                                 ------------------------------
                                 Dorn Parkinson

                                 Davis Acquisition, L.P.
                                 ------------------------------
                                 By: Davis Companies
                                 Its: General Partner

                                 By: /s/ Marvin Davis
                                 ------------------------------
                                 Name: Marvin Davis
                                 Its:  President

                                 Davis Companies

                                 By: /s/ Marvin Davis
                                 ------------------------------
                                 Name: Marvin Davis
                                 Its:  President

                                 Marvin and Barbara Davis
                                 Revocable Trust

                                 By: /s/ Marvin Davis
                                 ------------------------------
                                 Name: Marvin Davis
                                 Its:  Trustee

                                 By: /s/ Marvin Davis
                                 ------------------------------
                                 Name: Marvin Davis

                                                              Page 8 of 10 Pages

                                  EXHIBIT INDEX

Exhibit 1             Joint Filing Agreement (incorporated by reference to the
                      Schedule 13D filed October 5, 1995)

Exhibit 2 Letter of Notification dated April 22, 1996 from the Davis Entities to Mr. Washington informing him of the Davis Entities' termination of their participation in the group described in the Letter Agreement dated June 27, 1995 between Davis Acquisition and Mr. Washington.

                                                              Page 9 of 10 Pages

                                   SCHEDULE 1

               During the past 60 days, the Davis Entities have engaged in the following transactions in Shares. All transactions involved sales of Shares on the New York Stock Exchange by Davis Acquisition.

TRANSACTION DATE             NUMBER OF SHARES       SALES PRICE PER SHARE
   4/11/96                       181,000                  $3.875

   4/19/96                        10,000                  $4.00

   4/22/96                       190,000                  $4.00

   4/23/96                       137,000                  $4.00